UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CIM REAL ESTATE FINANCE TRUST, INC.

(Name of Subject Company)

COMRIT INVESTMENTS 1, LIMITED PARTNERSHIP

COMRIT INVESTMENTS LTD.

(Bidders)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

None or unknown

(CUSIP Number of Class of Securities)

Ziv Sapir

Comrit Investments 1, Limited Partnership

9 Ahad Ha’am Street

Tel Aviv, Israel 6129101

+ 972-3-519-9936

(Name, Address, and Telephone Number of

Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copy to:

Amos W. Barclay

Holland & Hart LLP

1800 Broadway, Suite 300

Boulder, Colorado 80302

Phone: (303) 473-2700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1

TO

TENDER OFFER

This Amendment No. 1 to Tender Offer Statement on Schedule TO (this “Amendment”) relates to the offer (the “Offer”) by Comrit Investments 1, Limited Partnership (the “Purchaser”) to purchase up to 14,300,000 shares of common stock, par value $0.01 per share (the “Shares”), in CIM Real Estate Finance Trust, Inc. (the “Corporation”), the subject company, at a purchase price equal to $3.65 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated January 27, 2025 (the “Offer Date”) and the related Assignment Form, copies of which were included as exhibits to the original Schedule TO-T filed in connection with the Offer. Comrit Investments Ltd. is being named as a bidder herein because it is deemed to control the Purchaser but otherwise is not participating in the Offer.

This Amendment is being filed to amend the date on which the Offer will expire from March 26, 2025 to March 11, 2025 (the “Expiration Date”). A copy of the press release announcing the amendment to the Expiration Date is attached hereto as Exhibit (a)(4) and incorporated herein by reference. This Amendment does not amend or modify any other terms of the Offer set forth in the Offer to Purchase or in the other Offer materials originally mailed to the Corporation’s shareholders, except for the Expiration Date.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Amendment.

Item 12. Exhibits.

(a)(4)	Summary Advertisement / Press Release

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 2025

Comrit Investments 1, Limited Partnership

By: Comrit Investments Ltd., its General Partner

By:	/s/ Ziv Sapir
Ziv Sapir
Chief Executive Officer

Comrit Investments Ltd.

By:	/s/ Ziv Sapir
Ziv Sapir
Chief Executive Officer